

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

April 26, 2016

Roger Branton
Chief Financial Officer
xG Technology, Inc.
240 S. Pineapple Avenue, Suite 701
Sarasota, Florida 34236

>   **Re: xG Technology, Inc.**
>   **Preliminary Information Statement on Schedule 14A**
>   **Filed April 19, 2016**
>   **File No. 001-35988**

Dear Mr. Branton:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Proposal to Authorize the Board of Directors to Amend the Company's Certificate of Incorporation, as amended, to Effect a Reverse Split…

Authorized but Unissued Shares; Potential Anti-Takeover Effects, page 32

1.   We note in Proposal 6 the Company is seeking shareholder approval to increase the number of authorized shares. Please expand your disclosure under the reverse stock split proposal to discuss the potential impact of both proposals on the interests of existing shareholders.

Approval of Amendment to Our Certificate of Incorporation to Increase the Number of Authorized Shares of Our Capital Stock…, page 44

2.   Please clarify whether the increased authorized shares of common stock and blank check preferred are necessary to cover the issuance of the Series D Convertible Preferred Shares and underlying common stock to Integrated Microwave Technologies.

<u>Approval of Issuance of Shares of Series D Convertible Preferred Stock…, page 46</u>

3.   Please expand the disclosure to include the description of the securities being issued and the financial information required by Item 11(f) of Schedule 14A.

4.   Please explain the mechanics of determining the "Cash Proceeds" of the Series D Convertible Preferred and accrued interest prior to the issuance of the shares.

5.   We note that you intend on registering each Tranche of common stock underlying the Series D Convertible Preferred Stock. Please tell us why you believe it is permissible to register all the common shares underlying the Series D Convertible Preferred prior to the common stock.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         You may contact Emily C. Drazan, Attorney-Advisor, at (202) 551-3208 or me at (202) 551-3810 with any other questions.

                                                            Sincerely,

                                                            /s/ Larry Spirgel

                                                            Larry Spirgel
                                                            Assistant Director
                                                            AD Office 11 – Telecommunications

cc: David Danovitch, Esq.
         Avraham Adler, Esq.